Intervest Bancshares Corporation
                              10 Rockefeller Plaza
                           New York, N.Y. 10020-1903

                      (212) 757-7300 / Fax: (212)459-0060


                                                  Jerome Dansker Chairman
                                                  Lawrence G. Bergman Director
                                                  Lowell S. Dansker Director



BY FAX # 202-942-9530
                                                                    May 12, 1997

Securities and Exchange Commission
Division of Corporation of Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549
Attention: Mr. David Sparkes


     Re:  Intervest Bancshares Corporation
          Registration Statement on Form SB-2;
          File No. 333-26583

Ladies and Gentlemen:

     Please be advised that, in accordance with Rule 473 under the Securities Act of 1933, the registrant hereby amends the above Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall be come effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.


Very truly yours,


INTERVEST BANCSHARES CORPORATION


By: /s/LAWRENCE G. BERGMAN
Lawrence G. Bergman, Vice President



                       Subsidiary: Intervest Bank - 1875
                 Belcher Road North, Clearwater, Florida 34625
                                  Member FDIC